Exhibit 99.2

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Notice under section 708AA(2)(f)
of the Corporations Act 2001 (Cth)
25 October 2011
The Manager
Company Announcements Office
Australian Securities Exchange
This notice is given by Metal Storm Limited ACN 064 270 006 (Metal Storm) under section 708AA(2)(f) of the Corporations Act 2001 (Cth) (Corporations Act) as modified by Australian Securities and Investments Commission Class Order 08/35.
Metal Storm has announced a pro-rata non-renounceable rights issue of one fully paid ordinary share (New Share) for every share held on the record date of 3 November 2011 by shareholders with registered addresses in Australia, New Zealand and Singapore (Entitlement Offer).
Metal Storm gives notice that:
1	Metal Storm will offer the New Shares for issue without disclosure to investors under Part 6D.2 of the Corporations Act;
2	as at the date of this notice, Metal Storm has complied with:
(a)	the provisions of Chapter 2M of the Corporations Act as they apply to Metal Storm; and

(b)	section 674 of the Corporations Act;
3	as at the date of this notice, there is no excluded information (as defined in section 708AA(8) of the Corporations Act) which is required to be disclosed by Metal Storm; and
4	the potential effect the issue of New Shares will have on the control of Metal Storm and the consequences of that effect are as follows:
(a)	if all eligible shareholders take up the New Shares offered to them, the issue of New Shares will have no significant effect on the control of the Company;

(b)	if particular eligible shareholders do not take up all of the New Shares offered to them, the shareholding interests of those eligible shareholders may be diluted;

(c)	the proportional interests of foreign shareholders to whom New Shares are not offered may be diluted because they are not entitled to participate in the offer.

Signed for Metal Storm Limited
/s/ B Farmer
Brett Farmer
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.